Exhibit 21.1

Subsidiaries of SOPHiA GENETICS SA

Name of Subsidiary	Jurisdiction of Incorporation

SOPHiA GENETICS, Inc.	Delaware

SOPHiA GENETICS S.A.S.	France

SOPHiA GENETICS Limited	England and Wales

SOPHiA GENETICS Intermediação de Negócios EIRELI	Brazil

SOPHiA GENETICS PTY LTD	Australia